August 5, 2010

Via FACSIMILE
Securities and Exchange Commission
Mail Stop 4561
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: H. Christopher Owings, Assistant Director Chris Chase, Staff Attorney

RE:  BCS SOLUTIONS, INC.
     AMENDMENT NO. 2 TO REGISTRATION STATEMENT ON FORM S-1
     FILED JUNE 8, 2010
     FILE NO. 333-167386

Mr. H. Christopher Owings & Mr. Chris Chase:

         This letter responds to comments of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in the letter from the Staff to BCS Solutions, Inc. (the "Company") dated July 29, 2010 regarding the above-referenced Registration Statement on Form S-1 (as amended) (the "Registration Statement").

         For your convenience, we have included each of the Staff's comments before each of the Company's responses. References in this letter to "we," "our" or "us" mean the Company as the context may require.

STAFF COMMENT 1:

We note your response to comment one of our July 7, 2010 letter stating that you have a specific business plan and are therefore not a blank check company, but based on your disclosure we continue to believe that you are a blank check company under Rule 419. For example, we note that you have not developed any products or services at this time (page 18), that your business and marketing plan will not be completed for five to seven months after the completion of your offering (page 20), and that you need an additional $150,000 to, among other things, complete your business plan (page 21). Please revise your registration statement to disclose your status as a blank check company and the meaning of that designation, as well as to comply with Rule 419 of the Securities Act of 1933.

RESPONSE:

We respectively disagree that we are a blank check company. We are an early stage development company and are conducting this offering to fund and to allow us to complete our business and marketing plan which we expect to be completed in two months after the completion of the offering (the registration statement reflects this plan and timeframe). Afterwards, we will develop our detailed solutions that offer small and medium sized businesses services that reduce invoicing expenses, speed receipt of monies, allow for more payment options and acceptance of paper checks. Then we'll begin hiring resources to implement our plan, and then start marketing these services to potential customers.

Therefore, we have a very specific business plan in process and our purpose is to provide our cash flow solutions to small and medium size businesses. In addition, we have no plan or intentions to be acquired or to merge with an operating company, companies or other entity or person. Therefore, we are not a blank check company and believe that Rule 419 is not applicable.

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STAFF COMMENT 2:

In response to comment two of our July 7, 2010 letter you state that you have updated Mr. Vorhies' title references to be consistent, but we note several inconsistencies with respect to your use of the titles of CEO and Principal Financial Officer, and several instances where the context suggests there are multiple officers. For example, we note the use if the following titles:

   o Company's CEO, president, principal financial officer, secretary/treasurer, and sole director (page 4),

   o  CEO and principal financial officers (page 24),

   o President, CEO, Director, Secretary/Treasurer, Sole Officer and Director (page 24),

   o  CEO (page 20), and

   o President and Director, Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer (signature page).

Please revise to clarify that the titles referenced relate to the same person. Alternatively, you may wish to follow your practice in other prospectus disclosure and omit the titles and consistently refer to Mr. Vorhies as your sole officer and director.

RESPONSE:

We concur with the Staff and have updated Mr. Vorhies' title references to be consistent.

STAFF COMMENT 3:

In your next amendment, please revise to indicate that it is amendment two to your registration statement on Form S-1. Each amendment to a registration statement is to be sequentially numbered in the order of filing. See Rule 470 of Regulation C.

RESPONSE:

We concur with the Staff and have added the amendment number to our cover page.

STAFF COMMENT 4:

We note the parenthetical phrase you added to the second to last paragraph on page four in response to comment five of our July 7, 2010 letter to disclose that the proceeds from this offering are not sufficient to develop and complete your marketing and business plans. Please provide this or similar disclosure under the subheading "Use of Proceeds" on page 3 and revise your statement that you will use the proceeds of this offering "to complete the development of the business and marketing plan".

RESPONSE:

We concur with the Staff and have updated the use of proceeds to reflect that the proceeds will be used to complete the business and marketing plans.

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STAFF COMMENT 5:

We note that in response to comment eight of our July 7, 2010 letter that you revised the first sentence of the last paragraph of your Summary section to state that your "summary provides an overview of selected information." Please revise this sentence to clarify, if accurate, that your summary includes all of the "key aspects" of your filing. See Instruction to Item 503(a) of Regulation S-K.

RESPONSE:

We concur with the Staff and have revised the statement to reflect that the summary section provides all of the key aspects of the registration statement.

STAFF COMMENT 6:

We reissue comment 10 of our July 7, 2010. The first two paragraphs on page five are duplicative and the last two paragraphs on page 14 contain duplicative information. Please revise making sure to retain the definition of "NSF checks" contained in the second paragraph on page five.

RESPONSE:

We concur with the Staff and have redundancies, but kept the reference to "NSF checks".

STAFF COMMENT 7:

We reissue comment 12 of our July 7, 2010 letter. We note the following risks that describe circumstances that could apply equally to other businesses that are similarly situated or are generally generic:

   o  Blue sky laws may limit your ability to sell your shares (page 7),

   o Average selling prices of our products or services may decrease (page 13), and

   o  If we cannot effectively promote our products ... (page 13).

These are examples only. Please review your entire risk factor discussion and either eliminate generic risks, or revise them to state specific material risks to your company or the purchasers in this offering.

RESPONSE:

We concur with the Staff and have revised the risk factors to remove generic risk factors and to ensure they are specific to our business or the purchasers of this offering.

STAFF COMMENT 8:

In the first paragraph on page 15 you state that you need $150,000 to execute your business plan which includes "completing the business plan, completing the product development and service strategy, and identifying the necessary resources to implement our plan." Pursuant to Instruction 3 to Item 504 of Regulation S-K, please state the specific amount you anticipate you will need for each of these specified purposes.

RESPONSE:

We concur with the Staff and have added the specific dollar amounts required for each of the specified purposes.

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STAFF COMMENT 9:

Considering you have not developed any products, please revise each bullet point product discussion on page 18 to clarify that it is your intent or belief that each of the stated products will work as described. Please also state whether any persons or entities have been engaged regarding development of your business plan or products.

RESPONSE:

We concur with the Staff and have updated the product section to reflect that it is our intent to have the services work as outlined. In addition, we have stated that these services have been developed solely by Mr. Vorhies.

STAFF COMMENT 10:

We reissue comment 21 of our July 7, 2010 letter. Please discuss your perceived business viability in view of your statement on page 19 that "competitors have superior products, services, and financial resources." We note your revised disclosure that you intend to provide a high degree of customer service and be very aggressive in pricing, but this does not address your viability.

RESPONSE:

We concur with the Staff and have updated the product section to reflect that it is our intent to have the services work as outlined. In addition, we have stated that these services have been developed solely by Mr. Vorhies.

STAFF COMMENT 11:

Delete the plural reference to your sale of common stock to your "officers."

RESPONSE:

We concur with the Staff and have deleted the plural reference to our "officers".

STAFF COMMENT 12:

There appears to be an inconsistency in your disclosure regarding your anticipated source of additional capital. In the third paragraph on page 21 you indicate that you may obtain needed capital through the issuance of equity via common stock sale or debt via notes payable or convertible debt. In comparison, in the first paragraph on page 15 you state that you will obtain the additional needed capital through a financing from accredited individual investors. Please revise these disclosures, as appropriate, to be consistent.

RESPONSE:

We concur with the Staff and have revised the source of additional capital disclosures to be consistent.

STAFF COMMENT 13:

Your reference in the last paragraph on page 22 to Item 401(e) of Regulation S-K is inaccurate. Please revise.

RESPONSE:

We concur with the Staff and have updated the reference to the financial expert according to Section 407 of the Sarbanes-Oxley Act.

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         We trust that you will find the foregoing responsive to the comments of the Staff Comments. Please direct any comments or questions regarding this letter or the Registration Statement to the undersigned at 916-289-0434.

Sincerely,

/s/ Tyler Vorhies

Tyler Vorhies
Chief Executive Officer

Enclosure

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